United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

The conversion referred to in this notice is being conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended. The Aracruz common shares that will be issued to holders of the Company's preferred shares if the conversion is approved have not yet been registered with the U.S. Securities and Exchange Commission. No offers of securities or offers to buy securities may, or will, be made by the Company absent registration or an exemption from registration. The conversion referred to in this notice is being conducted pursuant to the Brazilian Corporation Law, involves securities of a Brazilian corporation and is subject to disclosure requirements that are different from those of the United States.

MINUTES OF THE SPECIAL GENERAL MEETING OF HOLDERS OF CLASS “B” PREFERRED SHARES

Date, time and place:

On July 10, 2009, at 9:30, at the Company’s headquarters – Chair Conference Room - located at Rodovia Aracruz/Barra do Riacho, km 25, s/nº (Plant), in the City of Aracruz, State of Espírito Santo.

Call Notice:

Call notice published on June 22, 23 and 24, 2009 on the following newspapers:

Diário Oficial do Estado do Espírito Santo (pages 12, 11 and 8, respectively), Valor Econômico (pages E2, E5 and E7, respectively) and A Gazeta (pages 04, 11 and 10, respectively), printed versions of which were made available to all interested persons. Accordingly, the reading or transcription of such publications was not required.

Quorum:

Holders of class “B” preferred shares representing 37.39% of this class of shares attended the meeting on second call, according to signatures in the “Attendance List”, and such quorum was deemed sufficient to hold the meeting pursuant to provisions in the final part of article no. 125 of Law No. 6,404/76.

Presiding Officer:

Since the President of the Board of Directors and the CEO of the Company were absent, José Luiz Braga, the Company’s Legal Officer, chaired the meeting pursuant to sole paragraph of article 12 of the Company’s bylaws and invited

Adolfo de Oliveira Rosa to act as secretary.

Resolutions:

Although the number of holders of class “B” prefereed shares issued by the Company was sufficient for the general special meeting of holders of class “B” preferred shares to be held, it was noticed that there was no sufficient quorum for taking the decisions set forth in the Agenda, i.e., the approval of the conversion of preferred shares of the Company into common shares of the Company.

Closing:

Due to impossibility to validily take the decisions set forth in the Agenda, the meeting was adjourned and these minutes were drafted and signed by the members in attendance.

Aracruz, July 10, 2009.

José Luiz Braga Presiding Officer

Adolfo de Oliveira Rosa Secretary

s/Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI

Adolfo de Oliveira Rosa

s/Citibank N.A. ADR Department

Alzenira Lozer M. Mrelatto

s/Caisse de Depot et Placement du Quebec, Emerging Markets Strategic Insights Non-Lendable Fund, Ford Motor Company of Canada, Limited Pension Trust, Vanguard Investment Series Plc., Vanguard Total International Stock Index Fd. A SA Van S F., College Retirement Equities Fund, Illinois State Board of Investment, Vanguard Emerging Markets Stock Index Fund, State of California Public Emplooyes Retirement System, State Street Emerging Markets, Barclays Global Investors NA, The Master T. B. of Japan Ltd. Retirement MTBC 400035147, The Brazil MSCI Emerging Markets Index Common Trust Fund, Eaton Vance Tax-Managed Emerging Markets Fund, IBM Savings Plan, Public Employees Retirement Association of New Mexico, Ishares MSCI Brazil (Free) Index Fund, State St. B and T C Inv. F. F. e Retirement Plans, John Hancock Trust Intern. Equity Index Trust B., John Hancock Trust Intern. Equity Index Trust A., Abu Dhabi Retirement Pensions and Benefits Fund, John Hancock Funds II Intern. Equity Index Fund, Emerging Markets Sudan Free Equity Index Fund, Wells Fargo Master Trust Divers. Stock Portfolio, Eaton Vance Structured Emerging Markets Fund, Emerging Markets Index Fund E., The Texas Education Agency, County Employees Annuity and

Benefit Fd. of the Cook County, Northern Trust Quantitative Fund Plc, Schwab Fundamental Emerging Markets Index Fund, Geut Emerging Equity Passive 1, BGI Emerging Markets Strategic Insights Fund Ltd e Emerging Markets Strategic Insights Non-Lendable Fund B

Anderson Carlos Koch

.

.. continuation of signatures of the General Special Meeting of Holders of Class “B” Preferred Shares held on July 10, 2009, at 9:30min:

Nacional Associação Cultural e Social

André Luiz Martins Figueiredo

André Luiz Martins Figueiredo José Mikhail Ishac

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer